14 Schoolhouse Road

Somerset, NJ 08873

T 732 537 6200

F 732 537 6252

www.catalent.com

May 20, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalent, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed September 2, 2015
Form 8-K dated February 9, 2016
Filed February 9, 2016
Form 8-K dated May 4, 2016
Filed May 4, 2016
File No. 001-36587

Dear Mr. Rosenberg:

We have received your letter, dated May 12, 2016, regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2015 filed by Catalent, Inc. (“Catalent” or the “Company”) and the Current Reports on Form 8-K filed May 4, 2016 and February 9, 2016, and in this letter we respond to the Staff’s comments. For your convenience, our response is prefaced by the comment in bold, italicized text.

Form 8-K filed February 9, 2016

Exhibit 99.1 Earnings release dated February 9, 2016

Reconciliation of Net Earnings/(Loss) to Adjusted Net Income/(Loss), page 14

1.	We acknowledge your response to our prior comment. Please address the following comments related to footnote 2 associated with the tables in your response:

•	Tell us the amount of pre-tax adjustments that you have applied a zero effective tax rate in your recast Adjusted Net Income for each of the periods presented. Also, tell us the effective tax rate for those jurisdictions if a valuation allowance did not exist.

Mr. Jim B. Rosenberg	2

•	Explain to us why it is appropriate to reflect the pre-tax non-GAAP adjustments addressed in the preceding bullet at zero effective tax rates. In your response tell us your consideration for whether the pre-tax non-GAAP adjustment in any individual jurisdiction, coupled with any similar adjustment in prior periods or expected adjustments in future periods would create hypothetical income causing you to reverse the valuation allowance for non-GAAP purposes and record a tax provision related to the current adjustments.

In response to the Staff’s first comment, we have provided the total pre-tax adjustments, the pre-tax adjustments for which we have applied a zero effective tax rate and the range of tax rates for the jurisdictions if a valuation allowance did not exist for the periods presented:

($ millions)
Fiscal Year	Period	Total Pre-tax Adjustments	Adjustments with zero tax rate ¹	Tax Rate range ²
2016	Q3	$21.3	$—	25% - 34%
2016	Q2	$15.5	$0.5	25% - 34%
2016	Q1	$17.5	$0.1	25% - 34%
2015	Q4	$26.6	$—	25% - 34%
2015	Q3	$22.9	$12.4	25% - 39%
2015	Full Year	$131.3	$4.8	25% - 34%
2014	Full Year	$101.3	$65.8	25% - 39%
2013	Full Year	$124.6	$65.7	25% - 39%

Notes:

¹ Of the $66 million of pre-tax adjustments with zero tax effect in fiscal years 2014 and 2013, $63 and $64 million, respectively, were in U.S. jurisdictions, where a full valuation allowance was in place until the fourth quarter of fiscal 2015.

² The tax rate ranges represent the rates for the jurisdictions with a valuation allowance, including Belgium (34%), Brazil (34%), China (25%) and the United States (39%). The ranges vary because the U.S. valuation allowance was released in the fourth quarter of fiscal 2015.

In response to the second comment, the Company notes that it determined it was appropriate to tax effect the GAAP earnings, Adjusted Net Income and the non-GAAP adjustments in arriving at Adjusted Net Income under a consistent tax methodology for both GAAP and Non-GAAP in each period presented. As such, the Company reflected the non-GAAP adjustments at a zero effective tax rate in jurisdictions that had a valuation allowance because those jurisdictions had a zero tax rate applied to their GAAP earnings or loss when computing the GAAP tax provision for the respective periods, due to the aforementioned valuation allowance. The Company believes this methodology provides a cleaner comparison between GAAP net income and the Company’s choice of Adjusted Net Income because the tax effects of the adjustments were computed similarly in all cases, even if a valuation allowance existed.

The Company has considered and determined that the pre-tax non-GAAP adjustments in individual jurisdictions, coupled with similar adjustments in prior periods or expected adjustments in future periods, would not have resulted in hypothetical income sufficient for the Company to reverse the valuation allowance any earlier than it otherwise occurred, in the fourth quarter of fiscal 2015.

Mr. Jim B. Rosenberg	3

In fiscal 2014 and 2013, the substantial majority of the pre-tax adjustments with zero tax effect related to the United States. The Company’s activity in the United States did not demonstrate a continuing trend of taxable income, and the Company did not expect that this positive income trend would continue, until the fourth quarter of fiscal 2015, for both GAAP net income and Adjusted Net Income. Prior to this period, the Company did not experience three consecutive years of positive U.S. pretax earnings while being able to forecast future positive earnings. While Catalent did experience three consecutive years of cumulative positive earnings in the U.S. after giving effect to the hypothetical income from the adjustments used to calculate Adjusted Net Income, many of the adjustments creating hypothetical income in the United States were one-time or non-recurring in nature, including asset impairment, restructuring, foreign currency gains and losses, debt refinancing costs, acquisition-related expenses and one-time costs associated with the Company’s initial public offering (the “IPO”). These one-time costs, while creating income when computing Adjusted Net Income, could not be reliably forecasted or expected to continue at the same rate when considering the Company’s future earnings in the U.S.

When computing ANI for fiscal years 2013 and 2014, the Company did not find it appropriate to release the valuation allowance based on the pre-tax ANI adjustments and any hypothetical income from those adjustments. Rather, the driving factors in releasing the valuation allowance were improved U.S. pre-tax earnings and sustainable forecasted earnings for future periods, which included approximately $80 million of annual interest expense savings from retiring high interest rate debt after the IPO, both of which occurred during fiscal 2015. The Company believes that releasing the valuation allowance any earlier when computing ANI would not have been a meaningful presentation of our underlying results on a post-tax basis. Further, the adjustments to which a zero tax rate are applied in computing ANI were not material to the overall performance metric in the quarter and 12 months ended June 30, 2015 or the interim periods to date in fiscal 2016, and these types of adjustments are expected to continue to be insignificant during the remainder of fiscal 2016 and throughout fiscal 2017. Therefore, the Company believes the valuation allowance impact to be an insignificant factor when considering ANI for the full fiscal years 2015 and 2016 and all other periods for the foreseeable future.

Form 8-K filed May 4, 2016

Exhibit 99.1 Earnings release dated May 4, 2016

Catalent, Inc. Reports Third Quarter 2016 Results, page 1

2.	Please represent to us that in future earnings releases you will include GAAP net income and GAAP diluted earnings per share amounts in your bullet points highlighting current results and noteworthy events when you present their non-GAAP equivalents. In this regard, your inclusion of only non-GAAP measures in these highlights places undo prominence on these measures and is prohibited under Item 10(e)(1)(i)(A) of Regulation S-K as prompted by Instruction 2 to Item 2.02 of Form 8-K.

Catalent acknowledges the Staff’s comment and will comply in its next earnings release.

Mr. Jim B. Rosenberg	4

Reconciliation of Net Earnings/(Loss) to Adjusted Net Income/(Loss), page 14

3.	In response to our prior comment, you provided re-casted information for each of the last three fiscal years and subsequent interim period and represented to us that you would include such information in your earnings release. However, it appears you included this information only for the most recent fiscal year and quarterly periods therein, and subsequent interim period. Please represent to us that you will include re-casted information for the fiscal years ended June 30, 2014 and 2013 in your next earnings release to provide investors with comparative historical information under your revised presentation.

Catalent acknowledges the Staff’s comment and will comply in its next earnings release.

*    *    *

We acknowledge that (1) Catalent is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Catalent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our response to your comments. Should any question arise in connection with this response letter, please contact me at 732-537-6120.

Sincerely yours,

/s/ Matthew M. Walsh

Matthew M. Walsh

Executive Vice President & Chief Financial Officer

Catalent, Inc.